Snipp Receives a US$ 242,000 Receipt Processing Extension Order From a

Leading CPG QSR Company

TORONTO, June 25, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a US$242,000 loyalty program renewal agreement with a leading CPG quick service restaurant company (the ‘Customer’). The Customer is a leader in the QSR space with a strong presence in CPG home products – including beverages, packaged goods and merchandise. The company has a global footprint of over 24,000 retail stores in 70+ countries.

The Customer signed Snipp as the receipt technology supplier in 2016 for a loyalty program and based on the success of the program, had previously extended the program on the Snipp platform in 2017 and in 2018. This extension, into the fourth year of the contract, will represent committed billings of at least $242,000 and the terms for the renewal are now based on a consumer participation model i.e. the Customer has purchased a ‘receipt bundle’ - number of receipts processed. This contract could represent significant upside in billings for the company from increased participation.

The program leverages SnippCheck, Snipp’s receipt processing platform and Snipp’s loyalty capabilities to validate purchases and reward consumers. Consumers who spend a qualifying dollar amount on the company’s products can submit their purchase receipt to receive the brand’s loyalty currency redeemable seamlessly in the Customer’s stores. Additional features include incorporation of additional qualifying products and leveraging Snipp’s advanced data and analytics capabilities. The extensive first party shopping data generated from Snipp programs helps the Customer better understand consumer and retailer behavior to measure the effectiveness of the program thus enabling more informed advertising and marketing decisions. The Customer will also continue to utilize Snipp’s pop-up promotions capabilities within the loyalty platform to drive sales, incent product specific purchase and improve relationships with key retailers throughout the year.

“We are proud to have secured another renewal with this CPG giant, based on the continued success of the program,” said Atul Sabharwal, Chief Executive Officer at Snipp. “The renewal is a strong testament to the efficacy of our marketing and technology solutions in the marketplace. We look forward to further building on our expertise to help drive footfalls, increasing sales and strengthening brand- consumer relationships across this client’s product portfolio.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market fo CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India.

The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive

Jaisun Garcha

investors@snipp.com

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